Exhibit 6

2017 Financial Results

Paris, 31 January 2018:

In 2017, the first year of its ambitious Development Plan 2017-2019, the Council of Europe Development Bank (CEB) successfully achieved and exceeded its activity objectives. Its sound financial performance enabled the CEB to pursue its social mandate in Europe.

The CEB’s unaudited results show that net profit reached € 112.0 million in 2017, compared to € 104.9 million in 2016 (+6.8%), mainly as a result of a positive variation of € 8.5 million in the valuation of financial instruments (IFRS volatility effects). Excluding IFRS volatility effects, core earnings remain broadly stable, amounting to € 109.6 million in 2017 compared to € 111.0 million in 2016 (-1.3%).

After profit allocation, equity rose by 5.5% from € 2.8 billion in 2016 to € 3.0 billion in 2017.

In 2017, the CEB achieved record highs in its business activities. 41 new projects were approved in 2017, reaching € 3.9 billion, a significant increase of 13% compared to 2016 (€ 3.5 billion for 35 projects). The stock of projects rose considerably by 23.5%, totaling € 7.0 billion in 2017 (2016: € 5.7 billion), and loan disbursements amounted to € 2.3 billion in 2017, an increase of 13% compared to € 2.0 billion in 2016. Loans outstanding reached € 13.8 billion, broadly stable compared to € 13.7 billion in 2016 (+0.6%).

The CEB remains focused on active partnerships through its fiduciary activities. In 2017, further contributions to the Regional Housing Programme and the Migrant and Refugee Fund have been recorded, demonstrating strong support by the donor community. In addition, two further fiduciary accounts have been created recently: the Slovak Inclusive Growth Account, whose purpose is to improve social inclusive growth across Europe, and the Turkey Refugee Account which, in cooperation with the European Union, finances the construction of a state hospital to assist Turkey in facing the challenges related to its migrant and refugee inflow.

The CEB expects to attain these excellent performance levels during 2018 too as set out in the objectives of the Development Plan 2017-2019.

Provisional Key Figures (Unaudited1)

€ million (IFRS Accounting Standards)	2017	2016	Variation[2]
Projects approved during the year	3,908	3,451	+13.2%
Loans disbursed during the year[3]	2,302	2,037	+13.0%
Stock of projects	6,981	5,651	+23.5%
Financing commitments signed during the year	3,195	3,215	-0.6%
Loans outstanding	13,792	13,715	+0.6%
Issues during the year[3]	2,993	3,137	-4.6%
Total assets	23,798	25,603	-7.0%
Net profit	112.0	104.9	+6.8%

[1]	Financial statements to be approved by the Governing Board in April 2018
[2]	Variations are calculated with figures in thousands of euros
[3]	The exchange value in euros with the exchange rate at transaction date